Room 4561

July 13, 2006

Mr. Mark Jensen
Chief Executive Officer
MGN Technologies, Inc.
409 Granville Street
Suite 1505
Vancouver, British Columbia V6B 2V2

> **Re:** **MGN Technologies, Inc.**
> **Form 10KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 18, 2006**
> **File No. 000-50919**

Dear Mr. Jensen:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the Fiscal Year Ended December 31, 2005

Exhibit 31

1.   Note that the language of the certifications required by Item 601(b)(31) of
        Regulation SB must be provided exactly as stated therein. See Release No. 34-
        46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar.
        5, 2005) available on our website at www.sec.gov. Please confirm that Mr.
        Jensen signed this certification in his individual capacity. In preparing future 302
        certifications, please note that the language of the certification may not be altered
        in any manner. In this regard, you should not include the title of the office held
        by the signatory in the first line of the certifications. This comment also applies
        to exhibit 31 to your Form 10QSB for the quarter ended March 31, 2006.

                                          ******

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information. A
detailed cover letter greatly facilitates our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief